Exhibit 99.1

Nisun International Announces Dismissal of Class Action Lawsuit

SHANGHAI, China, December 16, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry and finance, today announced the result of the class action In re Hebron Technology Co., Ltd. Securities Litigation, Case No. 1:20-cv-04420-PAE (SDNY) (the “Class Action”) that the case against the Company has been dismissed in its entirety.

On June 9, 2020, plaintiffs filed the Class Action with the United States District Court for the Southern District of New York (the “Court”) against the Company (formerly, “Hebron Technology Co., Ltd.”) and its then CEO and CFO on behalf of a class of purchasers of the Company’s common shares between April 24, 2020 and June 3, 2020, inclusive, alleging violations of federal securities law. Specifically, the plaintiffs alleged that the Company had misrepresented and omitted material information in public statements by failing to disclose certain transactions as related party transactions in violations of §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 and the SEC rules thereunder. The Company responded by filing a motion to dismiss the case for failure to state a claim. On September 22, 2021, the Court granted the motion and dismisses the Class Action in its entirety, and the case was closed.

“We are very pleased of the Court’s decision to dismiss this lawsuit,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International. “We are glad to put this distraction behind us and remain fully committed to our protecting the interests of our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statements and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com